SE 19010415

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SEC FILE NUMBER
8-18248

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/18 (MM/DD/YY) AND ENDING 03/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TimeCapital Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Roosevelt Avenue

(No. and Street)

(City) (State) 11776 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Yvonne James (631) 331-1400

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Star CPA

(Name – *if individual, state last, first, middle name*)

2422 S. Atlantic Avenue (Address) Daytona Beach Shores (City) FL (State) 32118 (Zip Code)

SEC 2019 MAY 21 AM 11:35 RECEIVED

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Alexander Rohman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TimeCapital Securities Corp, as of March, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

YVONNE JAMES
Notary Public State of New York
No. 4678164
Qualified in Suffolk County
Commission Expires Aug. 31, 2022

Notary Public

Signature

VP

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

Michael D. Star, P.A., CPA
2422 South Atlantic Avenue
Daytona Beach Shores, FL 32118
(386) 453-1383

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Managing Members
of TIMECAPITAL SECURITIES CORPORATION

Opinion on the Financial Statements

We have audited the financial statements of TIMECAPITAL SECURITIES CORPORATION ("Company") which comprise the statement of financial condition as of March 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements". In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that that our audit provides a reasonable basis for our opinion.

The information contained in the supplemental schedule listed in the accompanying index has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
(Continued)

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated in all material respects, in relation to the financial statements as a whole.

Michael D. Star P.A., CPA

Michael D. Star, P.A., CPA
Daytona Beach Shores, Florida

We have served as TIMECAPITAL SECURITIES CORPORATION's auditor since 2018.
May 14, 2019

TIMECAPITAL SECURITIES CORPORATION
STATEMENTS OF FINANCIAL CONDITION
AS OF MARCH 31, 2019

		For Year Ended March 31, 2019
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	181,422
Receivables from Broker Dealers and Clearing Organizations		6,969
Other receivables		473
Prepaid expenses		3,830
Property, equipment and leasehold improvements, net		55,533
Total current assets		248,227
Other non-current assets, less accumulated amortization		283
TOTAL ASSETS	$	248,510
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable	$	10,254
Other accrued expenses		16,044
		-
Total current liabilities		26,298
STOCKHOLDERS' EQUITY		
Common Stock, no par value, 200 shares authorized, 150 shares issued and outstanding		40,000
Additional paid in capital		397,487
Accumulated deficit		(165,275)
Less Capital Stock in treasury		(50,000)
Total Stockholders' Equity		222,212
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	248,510

See notes to financial statements and auditors' report.

TIMECAPITAL SECURITIES CORPORATION
STATEMENTS OF OPERATIONS
FORM THE PERIOD ENDING MARCH 31, 2019

		2019
REVENUES:		
Commissions	$	60,457
Agency fees		1,009,691
Operating expense reimbursement		511,920
Other income		4,525
Total revenue		1,586,593
EXPENSES:		
Commission expense	$	634,605
Management fees		230,150
Clearing and execution		7,300
Employee compensation, related payroll taxes, and benefits		433,238
Auto		13,650
Rent		37,920
Telephone		8,652
Office supplies		15,640
Professional services		75,078
Insurance expense		19,936
Licenses and permits		9,717
Utilities		13,659
Postage, delivery and e-mail		8,852
Dues and subscriptions		15,211
Equipment rental		8,529
Travel, meals and entertainment		17,841
Other operating expenses		42,510
Total expenses		1,592,488
Gain/(Loss) Before Provision for Income Taxes		(5,895)
Provision		1,943
NET (LOSS) FROM OPERATIONS	$	(7,838)

See notes to financial statements and auditors' report.

TIMECAPITAL SECURITIES CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
AS OF MARCH 31, 2019

	Common Stock	Additional Paid In Capital	Treasury Stock	Accumulated Deficit	Total Stockholders' Equity
Balance at April 1, 2018	$ 40,000	397,487	$ (50,000)	$ (156,872)	$ 230,615
Capital Contribution	-		-	0	0
Net Income (Loss)			-	(7,838)	(7,838)
Treasury Stock					0
Adjustment	-		-	(565)	(565)
Balance at March 31, 2019	$ 40,000	$ 397,487	$ (50,000)	$ (165,275)	$ 222,212

See notes to financial statements and auditors' report.

TIMECAPITAL SECURITIES CORPORATION
STATEMENTS OF CASH FLOWS
AS OF MARCH 31, 2019

		2019
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$	(7,838)
Adjustments to reconcile net loss to net cash:		
Depreciation and amortization expense		5,347
Net change in operating assets and liabilities:		
Deposits with clearing brokers		
Receivables from broker dealers and clearing organizations		3,368
Other receivables		(168)
Prepaid expenses		6,355
Decrease in liabilities		(7,450)
		-
NET CASH PROVIDED BY OPERATING ACTIVITIES		(386)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of furniture, equipment & leasehold improvements		
NET CASH PROVIDED BY INVESTING ACTIVITIES		-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Refund of Pershing Deposit		50,000
Adjustment to Retained Earnings		565
Rounding		(1)
NET CASH PROVIDED BY FINANCING ACTIVITIES		50,564
NET CHANGE IN CASH AND CASH EQUIVALENTS		50,178
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		131,244
CASH AND CASH EQUIVALENTS, END OF YEAR	$	181,422

Supplemental Disclosure of Cash Flows Informaton:
Cash Paid During the Year for:
Income Taxes 1943

See notes to financial statements and auditors' report.

TIMECAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2019

Note 1 **Organization and Nature of Business**

Organization and Business
TIMECAPITAL SECURITIES CORPORATION ("Company"). The Company is a securities broker-dealer, with a perpetual period of duration, registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was formed as corporation under the laws of the state of New York on November 26,1974. The Company provides merger and acquisition, financial and capital advisory services to clients in various industries.

Rule 15c3-3 Exemption
The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts.

Note 2 **Summary of Significant Accounting Policies**

Revenue Recognition
The Company recognizes revenue in accordance with FASB ASC Topic 606 as services are rendered and the contract identified performance obligations have been satisfied. There were no unsatisfied performance obligation at March 31, 2019.

Cash Equivalents
The Company defines cash equivalents as highly liquid investments, with original maturities of less than 90 days, which are not held for sale in the ordinary course of business.

Receivables
Receivables consist of commission from transactions completed during the fiscal year that were collected subsequent to year end. Receivables are written off when they are determined to be uncollectible. As of March 31, 2019, no receivables were considered uncollectible.

Property, Equipment and Leasehold Improvements
Property, equipment and leasehold improvements are recorded at cost, net of accumulated depreciation. Depreciation is computed using straight line method over the estimated useful lives which range from three to thirty-nine years. The costs of additions are capitalized. Expenditures for maintenance and repairs which do not add to economic life of assets are expenses as incurred. When items of property, equipment and leasehold improvements are sold or retired, the related costs and accumulated depreciation are removed from the accounts and any gain or loss is included in income.

Intangible Asset
Intangible asset is comprised of a trademark. The trademark is being amortized over 15 years.

Impairment of Long-Lived Assets
The Company reviews the carrying values of long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Any long-lived assets held for disposal are reported at the lowe3r of their carrying amounts or fair value less costs to sell. Management has determined that there have been no impairments of long-lived assets through March 31, 2019.

Income Taxes
Income taxes are based on taxable income or loss. The amount of current and deferred taxes payable or refundable is recognized as the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

At March 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The U.S. federal and state income tax returns prior to 2016 are closed and management continually evaluates statues of limitations, audits, proposed settlements, changes in law and authoritative rulings.

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board Accounting Standards Codification ("FASB ASC") 740, Income Taxes. Under that guidance, the Company accounts for the effect of any uncertain tax positions based on a "more-likely-than-not" threshold to the recognition of the tax positions being sustained based on the technical merits of the position under scrutiny by the applicable taxing authority. If a tax position, or positions, are deemed to result in uncertainties of those positions, the unrecognized tax benefit is estimated based on a "cumulative probability assessment" that aggregates the estimated tax liability for all uncertain tax positions. If applicable, the company would recognize interest and penalties associated with uncertain tax positions as part of the income tax provision and would include accrued interest and penalties with the related tax liability. There were no payments for interest and or penalties for the year ended March 31, 2019.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

In accordance with FASB ASC 855, Subsequent Events, the Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

Note 3 ***Deposits with Clearing Broker***

The Company had an agreement with its clearing broker, Pershing, LLC, to maintain a collateral deposit of $50,000 for the year ended March 31, 2018. During the year ended March 31, 2019, this collateral was refunded.

TIMECAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED MARCH 31, 2019

Note 4 Property, Equipment and Leasehold Improvements

Property, equipment and leasehold improvements consist of the following:

Computers	$ 37,851
Furniture and fixtures	13,146
Leasehold improvements	93,633
Subtotal	144,630
Less: Accumulated depreciation	89,097
Net Assets	$55,533

Note 5 Intangible Asset

Intangible asset is summarized as follow:

Trademark	$1,123
Less: Accumulated amortization	840
Net Intangible Asset	$ 283

Amortization expense for the year ended March 31, 2019 was approximately $69. The expected future amortization expense for the intangible asset as of March 31, 2019 will be approximately $75 in each of the next three years and approximately $52 in the year thereafter.

Note 6 Related Party Transactions

The stockholders of TimeCapital Securities Corporation are also stockholders of TimeCapital Investor Advisory Services, Inc. (TCIA). These companies share office facilities, personnel, and operating costs. The Company has an expense allocation agreement with TCIA resulting in the reimbursement of operating expenses to the company of approximately $511,920 for the year ended March 31, 2019.

The Company pays a placement agent fee to its stockholders through a fee arrangement with any outside partnership. Total expense for the year ended March 31, 2019 was approximately $230,150.

Note 7 Commitments and Contingencies

The Company had an agreement to rent office space from an affiliated company through common ownership that expired August 31, 2012. This lease is currently on a month to month basis. Rental expense for the year ended March 31, 2019 was approximately $37,920. The Company also entered into a lease agreement for office equipment, expiring in March 2023.

Future minimum commitments under the aforementioned lease agreement are as follows:

Year ending March 31, 2020	$	7,821
Year ending March 31, 2021		7,821
Year ending March 31, 2022		7,821
Year ending March 31, 2023		7,821
Total	$	$31,284

Minimum lease payments in this schedule exclude contingent rentals and rentals under renewal options, which, as of March 31, 2019, are not reasonable assured of being exercised.

Note 8 401(k) Profit Sharing Plan

The Company sponsors a tax-deferred savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all employees who meet the minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the plan may be made at the discretion of the Company's board of directors.

Note 9 Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1)("Rule"), which requires the maintenance of minimum net capital. The Rule prohibits the Company from engaging in securities transactions at any time the Company's net capital, as defined by the Rule, is less than $5,000, or if the ratio of aggregate indebtedness to net capital, both as defined, exceed 15 to 1. At March 31, 2019, the Company has net allowable capital of $162,094 which is excess of its required minimum net capital of $5,000 (the greater of $5,000 or 6.67% of $2,212 aggregate indebtedness). The ration of aggregate indebtedness to net capital was 16.22 to 1 as of March 31, 2019.

Note 10 ***Financial Instruments and Concentration of Risk***

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company maintains cash balances in certain financial institutions, which at times may exceed the Federal Depository Insurance Corporation ("FDIC") insurance limits. The Company is subject to credit risk to the extent that the financial institutions may be unable to fulfill its obligation to return the Company's cash held at the financial institution. The Company has not experienced any losses in such accounts nor does it expect to.

Note 11 ***Income Taxes***

The provision for income taxes is summarized as follows:

Current tax expense:	
Federal	$ 0
State	1,943
Total provision for income taxes	$1,943

At March 31, 2019, the Company had federal and state net operating loss carry-forwards of approximately $11,931 that can be deducted against future taxable income that expire in 2036. The amount and availability of any net operating loss carry-forwards will be subject to limitations set forth in the Internal Revenue Code.

The deferred tax asset associated with this net operating loss has been fully eliminated by a corresponding tax allowance.